

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 26, 2017

Thomas Brooks
Chief Executive Officer
Pay My Time Limited
30, Percy Street, London W1T2DB
United Kingdom

      Re: Pay My Time Limited
              Amendment No. 1 to Registration Statement on Form S-1
              Filed April 6, 2017
              File No. 333-216437

Dear Mr. Brooks:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2017 letter.

General

1.   We note your response to prior comment 1 and continue to believe that you are a shell company as defined in Securities Act Rule 405 based on the scope of your business operations and assets. Please revise your disclosure to state that you are a shell company and provide appropriate risk factor disclosure. Alternatively, in your response letter, provide a more detailed analysis to support your claim that your business operations are more than nominal. For example, provide us with a detailed explanation of the transactions that led to the $79,780 in research and development expenses you incurred during the year ended December 31, 2016, including a description of the nature of the activities the expenses funded.

The Company

Business Overview, page 5

2.   We note your disclosure on page 25 that you have executed a software development agreement with Arobs Transilvania. Please disclose the material terms of this agreement and file it as an exhibit or tell us why it is not required to be filed. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Dilution, page 20

3.   It does not appear you have changed the disclosure in this section to reflect the sale of varying amounts of the total amount of securities being offered, as you indicated in your response to prior comment 2. Please revise the dilution table to also include the impact of selling 25%, 50% and 80% of the securities being offered.

Directors and Executive Officers

Related Transactions, page 30

4.   We note your response to prior comment 13. Please disclose the name of each related person. Also describe the services provided by and amount paid to each of the four directors. Refer to Item 404(d)(1) of Regulation S-K.

Exhibit 5.1

5.   We note your response to prior comment 17. Please revise the legality opinion to state that the shares being offered by the selling shareholders are fully paid and non-assessable.

        You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or Gabriel Eckstein, Attorney-Advisor, at (202) 551- 3286 with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information Technologies
                                        and Services

cc: Robert L. B. Diener, Esq.
        Law Offices of Robert Diener